UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NORTEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656559309

(CUSIP Number)

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,976,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,976,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%*

14.	Type of Reporting Person (See Instructions) PN

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock (as defined herein) outstanding as of March 14, 2012 as disclosed by the Issuer (as defined herein) in its Proxy Statement on Schedule 14A filed on April 4, 2012 (the “Proxy Statement”) and assumes the exercise of the Warrants (as defined herein) held by ACOF II (as defined herein) for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,976,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,976,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%*

14.	Type of Reporting Person (See Instructions) PN

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,976,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,976,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%*

14.	Type of Reporting Person (See Instructions) PN

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,976,500

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,976,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,976,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%*

14.	Type of Reporting Person (See Instructions) CO

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and assumes the exercise of the Warrants held by ACOF II for 55,562 shares of Common Stock.

CUSIP No.

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,280,320

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,280,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.9%*

14.	Type of Reporting Person (See Instructions) PN

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement.

CUSIP No.

1.	Names of Reporting Persons. ACOF Management III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,280,320

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,280,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.9%*

14.	Type of Reporting Person (See Instructions) PN

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement.

CUSIP No.

1.	Names of Reporting Persons. ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,280,320

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,280,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.9%*

14.	Type of Reporting Person (See Instructions) OO

*       The calculation of the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement.

CUSIP No.

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,268,748*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,268,748*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,268,748*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.8%*

14.	Type of Reporting Person (See Instructions) OO

*       The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and (i) includes 2,964 shares of restricted common stock held by Bennett Rosenthal and 2,964 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 4,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds any securities issued to him in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management.

CUSIP No.

1.	Names of Reporting Persons. Ares Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,268,748*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,268,748*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,268,748*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.8%*

14.	Type of Reporting Person (See Instructions) OO

*       The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and (i) includes 2,964 shares of restricted common stock held by Bennett Rosenthal and 2,964 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 4,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds any securities issued to him in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management.

CUSIP No.

1.	Names of Reporting Persons. Ares Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,268,748*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,268,748*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,268,748*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.8%*

14.	Type of Reporting Person (See Instructions) OO

*       The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and (i) includes 2,964 shares of restricted common stock held by Bennett Rosenthal and 2,964 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 4,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds any securities issued to him in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management.

CUSIP No.

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,268,748*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,268,748*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,268,748*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.8%*

14.	Type of Reporting Person (See Instructions) OO

*       The calculation of the number of shares beneficially owned and the percentage of outstanding shares is based on 15,675,445 shares of Common Stock outstanding as of March 14, 2012 as disclosed by the Issuer in the Proxy Statement and (i) includes 2,964 shares of restricted common stock held by Bennett Rosenthal and 2,964 shares of restricted common stock held by Daniel C. Lukas, each a director of the Issuer, as nominees for the sole benefit of Ares Management and (ii) assumes the exercise of (a) the warrants held by ACOF II for 55,562 shares of Common Stock, (b) the options to purchase 4,000 shares of Common Stock held by Mr. Rosenthal as nominee for the sole benefit of Ares Management and (c) the options to purchase 2,000 shares of Common Stock held by Mr. Lukas as nominee for the sole benefit of Ares Management. Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds any securities issued to him in his capacity as a director of the Issuer as a nominee on behalf, and for the sole benefit, of Ares Management, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed on February 10, 2012 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on April 5, 2012 (“Amendment No. 1”, as amended by Amendment No. 2 to the statement on Schedule 13D filed on April 19, 2012 (“Amendment No. 2”, and together with the Original 13D and Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share, (the “Common Stock”), of Nortek Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 50 Kennedy Plaza, Providence, Rhode Island 02903-2360.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original 13D, Amendment No. 1 or Amendment No. 2. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1 and Amendment No. 2, as the case may be.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to this Amendment No. 3, and Item 2 of the Original 13D, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Ares Entities.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to this Amendment No. 3, and Item 2 of the Original 13D, for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Ares Entities as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. On March 29, 2012, the Issuer issued 1,012 shares of Common Stock to each of Daniel C. Lukas and Bennett Rosenthal for their respective service on the Board of Directors of the Issuer.  Each of Messrs. Rosenthal and Lukas is associated with the Ares Entities. Pursuant to the policies of the Ares Entities, each of Messrs. Rosenthal and Lukas holds these securities as a nominee on behalf, and for the sole benefit, of Ares Management, and has assigned all economic, pecuniary and voting rights in respect of such securities to Ares Management.

On April 17, 2012, Ares Corporate Opportunities Fund II, L.P. (“ACOF II”) purchased 94,205 shares of Common Stock at a per share price of $40.25 in the open market.

On April 17, 2012, Ares Corporate Opportunities Fund III, L.P. (“ACOF III”) purchased 105,795 shares of Common Stock at a per share price of $40.25 in the open market.

On April 18, 2012, ACOF II purchased 235,512 shares of Common Stock at a per share price of $40.25 in the open market.

On April 18, 2012, ACOF III purchased 264,488 shares of Common Stock at a per share price of $40.25 in the open market.

On April 20, 2012, ACOF II purchased 98,915 shares of Common Stock at a per share price of $41.00 in the open market.

On April 20, 2012, ACOF III purchased 111,085 shares of Common Stock at a per share price of $41.00 in the open market.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 2012

ARES CORPORATE OPPORTUNITIES FUND II, L.P.,

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Ares Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Nortek Inc., a Delaware corporation, and that this agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of April 23, 2012.

ARES CORPORATE OPPORTUNITIES FUND II, L.P.,

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT INC.

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF OPERATING MANAGER III, LLC
Its Manager

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF MANAGEMENT III, L.P.

By:	ACOF OPERATING MANAGER III, LLC,
Its General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory